Exhibit 12.1

Advance Auto Parts, Inc.
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
In Thousands, Except Ratio Data

	Fiscal Year (1)
	2014	2013	2012	2011	2010
Earnings:
Earnings Before Income Taxes	781,394	626,398	624,074	633,236	557,055
Add: Fixed Charges	301,297	195,327	170,426	187,812	177,045
Less: Capitalized Interest	(2,145)	(2,077)	(2,064)	(2,191)	(854)
Adjusted Earnings	1,080,546	819,648	792,436	818,857	733,246

Fixed Charges:
Interest Expense (2)	75,553	38,694	35,905	33,140	27,715
Portion of rent estimated to represent interest	225,744	156,633	134,521	154,672	149,330
Total Fixed Charges	301,297	195,327	170,426	187,812	177,045

Ratio of Earnings to Fixed Charges	3.6	4.2	4.6	4.4	4.1

(1)	Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest December 31st. All fiscal years presented are 52 weeks, with the exception of Fiscal 2014 which consisted of 53 weeks.

(2)	Including amortization of debt discount and debt issuance costs.